iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

VIA EDGAR

April 27, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Katherine Bagley

Re:	iSpecimen Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 2, 2021

File No. 333-250198

Dear Ms. Bagley:

iSpecimen, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 26, 2021, regarding Amendment No. 3 to Registration Statement on Form S-1 submitted to the Commission on April 2, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1, filed April 2, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Factoring Agreement, page 56

1.	Please disclose the material terms of the factoring agreement and explain how it works, including the significance of it being without recourse and the discount at which you sell the receivables. In addition, please file the agreement as an exhibit to the registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

Response: In response to the comment, we have revised the disclosures on page 57 and filed the factoring agreement as an exhibit to the registration statement.

Balance Sheets, page F-3

2.	It appears that you have removed previously requested disclosure regarding what your deferred revenue relates to and how it arose. Please revise to include this disclosure.

Response: In response to the comment, we have revised the disclosures on pages 53, 60 and F-11.

1

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Christopher Ianelli
Christopher Ianelli, Chief Executive Officer

cc: Lijia Sanchez, Esq.

2